UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER:001-40755

CUSIP NUMBER: G3400W128

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fat Projects Acquisition Corp

Full Name of Registrant

Former Name if Applicable

27 Bukit Manis Road

Address of Principal Executive Office (Street and Number)

Singapore, 099892

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

On March 30, 2022, the Registrant filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Form 10-K”). Although the Company has dedicated significant resources to the completion of finalizing its audited consolidated financial statements and related disclosures for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, the Company is unable to file its Annual Report on Form 10-K for the period ending December 31, 2021 (the "Form 10-K") prior to April 15, 2022, the extension period provided by the Original Form 12b-25. Additional time is needed by the Company to complete its review of the financial statements included in the Form 10-K in order to ensure a complete, accurate Annual Report. The delay is due primarily to additional information and investigation needed in relation to the Company's financial statements to complete the audit. The Company is working diligently to complete the audit and expects to file the Form 10-K not later than April 29, 2022.

In the course of its audit, the Company identified material weaknesses around the ineffective supervision and review of financial reporting controls associated with the preparation of the financial statements and disclosures, and the recording and reimbursement of amounts advanced to it, or paid on its behalf by, an affiliate of its Sponsor during its initial public offering process, as well as the payment of certain contractual amounts it is permitted to pay to its Sponsor. The fact that it was making these payments to the affiliate of its Sponsor, as opposed to its Sponsor, was fully disclosed in its Prospectus dated October 12, 2021. This further determination and related work and procedures resulted in the Registrant requiring additional time beyond the 15-day period provided by Rule 12b-25 to complete and file the Form 10-K.

As a result of this failure to file Form 10-K, the Registrant anticipates that it will receive a corresponding notice of non-compliance from the National Association of Securities Dealers Automated Quotations (“NASDAQ”). The Registrant anticipates that the notice from NASDAQ will have a grace period within which to file the Form 10-K and regain compliance with NASDAQ Listing Rules and that the Registrant will file the Form 10-K within the grace period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Andrada	61	452670069
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fat Projects Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2022	By:	/s/ David Andrada
	Name:	David Andrada
	Title:	Co-Chief Executive Officer and Chief Financial Officer